

S 10032032)MMISSION 9



RECEIVED
NOV 3 0 2010
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Avenue
(No. and Street)

Bangor (City) ME (State) 04401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul B. Means 207-947-6763 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haverlock, Estey & Curran, LLC
(Name – *if individual, state last, first, middle name*)

8 Commerce Court (Address) Hampden (City) ME (State) 04444 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul B. Means, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Investment Co., Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

Independent Auditors' Report

Stockholder
Means Investment Company, Inc.
Bangor, Maine

We have audited the accompanying statement of financial condition of Means Investment Company, Inc. (an S corporation) as of September 30, 2010 and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Means Investment Company, Inc. as of September 30, 2009, were audited by another auditor whose opinion dated November 14, 2009, on those statements was qualified because of the departure from generally accepted accounting principles described in the third paragraph.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 1 to the financial statements, the Company has elected to report their interest in Micbrooks Partnership (a majority-owned entity) using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned entities be consolidated with the Company. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

BUILDING FINANCIAL RELATIONSHIPS

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

In our opinion, except for the effects on the 2010 financial statements of not consolidating all majority-owned entities, as discussed in the third paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Means Investment Company, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effects on Schedules 1 and 2 of the qualified opinion on the financial statements, as explained in the third paragraph, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

November 19, 2010
Hampden, Maine

MEANS INVESTMENT COMPANY, INC.
Statements of Financial Condition
September 30, 2010 and 2009

Assets

	2010	2009
Cash and Cash Equivalents		
Checking	$ 44,994	$ 18,829
Money market funds	514,196	425,964
Total Cash and Cash Equivalents	559,190	444,793
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	55,758	38,969
Receivables from related parties - Note 6	35,470	487,195
Marketable securities owned - At market value - Note 2	2,130,054	1,943,585
Note receivable - Note 7	55,308	-
Investment in unconsolidated subsidiary - At equity - Note 8	73,021	67,745
Other investments - At equity which approximates market value	20,162	19,276
Property and equipment - At cost - Net of accumulated depreciation - Note 3	184,773	187,954
Other assets - Note 10	28,248	45,810
Total Other Assets	2,582,794	2,790,534
Total Assets	$ 3,141,984	$ 3,235,327

Liabilities and Stockholder's Equity

	2010	2009
Liabilities		
Accounts payable and accrued expenses	$ 96,766	$ 65,281
Deferred income taxes - Note 4	-	162,000
Total Liabilities	96,766	227,281
Stockholder's Equity		
Common stock, no par value, 2,000 shares authorized, 90 and 90.59 shares issued and outstanding, respectively	300,000	300,000
Retained earnings	2,745,218	2,708,046
Total Stockholder's Equity - Exhibit C	3,045,218	3,008,046
Total Liabilities and Stockholder's Equity	$ 3,141,984	$ 3,235,327

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Income
For the Years Ended September 30, 2010 and 2009

	2010	2009
Revenues		
Commissions and fees	$ 992,116	$ 742,228
Gains (losses) from principal transactions including net realized gains (losses) of $232,321 for 2010 and ($23,963) for 2009	253,572	(41,358)
Underwriting	-	24,338
Interest and dividends	48,719	51,076
Other income	6,361	32,304
Equity in income of unconsolidated subsidiary and investment	6,162	5,664
Total Revenues	1,306,930	814,252
Expenses		
Employee compensation and benefits	718,767	618,678
Communications and computer services	42,543	46,900
Occupancy and equipment	46,453	44,334
Other expenses	182,358	161,166
Total Expenses	990,121	871,078
Income Taxes		
Deferred income tax benefit - Note 4	162,000	-
Net Income (Loss) - Exhibits C and D	$ 478,809	$ (56,826)

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended September 30, 2010 and 2009

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at September 30, 2008	90.59	$ 300,000	$ 2,846,360
Net Loss - Exhibit B	-	-	(56,826)
Dividends	-	-	(81,488)
Balance at September 30, 2009 - Exhibit A	90.59	300,000	2,708,046
Partial share relinquished	(0.59)	-	-
Net Income - Exhibit B	-	-	478,809
Dividends	-	-	(441,637)
Balance at September 30, 2010 - Exhibit A	90.00	$ 300,000	$ 2,745,218

The accompanying notes are an integral part of these statements.



MEANS INVESTMENT COMPANY, INC.
Statements of Cash Flows
For the Years Ended September 30, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net income (loss) - Exhibit B	$ 478,809	$ (56,826)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	24,226	21,836
(Gain) loss on sale of marketable securities- Long term investments	(1,254)	39,413
Net unrealized (gain) loss on marketable securities - Long term investments	(232,011)	23,963
Equity in income of unconsolidated subsidiary and investment	(6,162)	(5,664)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	(16,789)	3,623
Other receivables	-	2,143
Marketable securities owned - Trading	41,203	(40,341)
Other assets	17,562	(7,762)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	31,485	(4,438)
Deferred income taxes	(162,000)	-
Net Cash Provided (Used) by Operating Activities	175,069	(24,053)
Cash Flows from Investing Activities		
Purchases of property and equipment	(21,045)	(389)
Loans made to related and other parties	(134,000)	-
Collections on loans and notes receivable	88,780	21,207
Collections on receivable from stockholder	-	4,083
Proceeds from sale of marketable securities - Long term investments	7,552	1,572
Purchases of marketable securities - Long term investments	(1,959)	(32,510)
Net Cash Used by Investing Activities	(60,672)	(6,037)
Cash Flows from Financing Activities		
Dividends paid	-	(81,488)
Net Increase (Decrease) in Cash and Cash Equivalents	114,397	(111,578)
Cash and Cash Equivalents at Beginning of Year	444,793	556,371
Cash and Cash Equivalents at End of Year - Exhibit A	$ 559,190	$ 444,793

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Notes to Financial Statements
September 30, 2010 and 2009

1. Summary of Significant Accounting Policies

Nature of Organization

Means Investment Company, Inc. (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities*, since it does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue and support when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

The Company holds a 66-2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Commission revenue and related expenses are recorded on the trade date basis. Securities and commodity transactions are recorded on a settlement date basis. There were no material trades which had not been settled at September 30, 2010 and 2009.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000. At September 30, 2010 the Company's cash balance exceeded the FDIC limit by $34,158.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

Receivables from Broker-Dealers and Clearing Organization

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organization having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Marketable Securities Owned

Marketable securities owned are stated at their market value at the date of the statements of financial condition. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

1. Summary of Significant Accounting Policies - continued

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Major repairs and improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of September 30, 2010, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for 2007, 2008 and 2009 are subject to examination by the IRS or the State of Maine, generally for three years after they were filed.

Subsequent Events

Subsequent events have been evaluated through November 19, 2010, which is the date the financial statements were available to be issued.

2. Marketable Securities Owned / Fair Values

Marketable securities owned consist of trading and investment securities at market values at September 30:

	2010	2009
Level 1 Marketable Securities		
Corporate stocks	$2,130,054	$1,895,812
Corporate bonds	-	47,773
Total Marketable Securities Owned - Exhibit A	$2,130,054	$1,943,585

In accordance with authoritative guidance, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at September 30:

	2010	2009
Building, improvements and sign	$397,683	$397,685
Furniture and fixtures	34,378	33,911
Computer equipment	93,634	73,054
Vehicles	46,249	46,249
Total Property and Equipment	571,944	550,899
Less accumulated depreciation	387,171	362,945
Net Property and Equipment - Exhibit A	$184,773	$187,954

Depreciation expense was $24,226 and $21,836 for the years ended September 30, 2010 and 2009, respectively.

4. Income Taxes

The Company elected S corporation status effective October 1, 2001. Deferred income taxes at September 30, 2009 of $162,000 related to S corporation "built in gains" tax. Built in gains tax was a corporate level tax on the difference between the cost basis and market value of investment securities at October 1, 2001. The Company would have realized built in gains tax only if those securities held for investment on October 1, 2001 were sold prior to September 30, 2011. On September 27, 2010 this law was repealed as long as the investments were held for seven years. Accordingly, the Company recognized a tax benefit for the year ended September 30, 2010 as a result of the reversal of the deferred income taxes.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2010, the Company had net capital of $2,312,457 which was $2,062,457 in excess of its SEC required net capital of $250,000. The Company's net capital ratio was 0.04 to 1. The Company also has a contractual obligation with National Financial Services (NFS) clearing to maintain net capital of $250,000.

6. Related Party Transactions

Relationships

Name	Relationship
Micbrooks Partnership	The Company holds 66-2/3% interest
Paul Means	Officer

Receivables from Related Parties

	2010	2009
Micbrooks Partnership		
Unsecured; monthly payments of $1,875 with interest at 9.25%; matures December 2011	$ 26,470	$ 45,558
Unsecured due upon demand; no set repayment schedule; non-interest bearing	9,000	-
Paul Means		
Unsecured due upon demand; no set repayment schedule; non-interest bearing	-	441,637
Total Receivables from Related Parties - Exhibit A	$ 35,470	$487,195

Transactions

Rent paid to Micbrooks Partnership	$ 15,000	$ 15,000

The Company is also obligated to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No excess payment was required for the years ended September 30, 2010 and 2009.

7. Note Receivable

The note receivable at September 30 consists of the following:

	2010	2009
Hospitality Management, Inc.		
Unsecured; monthly payments of $6,250 with interest at prime plus 1.5%; matures June 2011	$ 55,308	$ -

8. Investment in Unconsolidated Subsidiary

The Company holds a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounts for its investment using the equity method. Condensed financial information of Micbrooks Partnership at December 31 is as follows:

Summary of Statements of Financial Condition

	2009	2008
Assets		
Current assets	$ 2,061	$ 1,503
Noncurrent assets	129,586	135,552
Total Assets	$131,647	$137,055
Liabilities and Equity		
Payable to affiliate	$ 37,662	$ 37,662
Noncurrent liability	40,949	58,762
Equity	53,036	40,631
Total Liabilities and Equity	$131,647	$137,055

Summary of Statements of Operations

	2009	2008
Revenues	$ 31,944	$ 31,944
Net income	$ 12,405	$ 4,650

9. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended September 30, 2010 and 2009, the Company matched contributions of $22,971 and $22,442, respectively.

10. Other Assets

Other assets consist of the following at September 30:

	2010	2009
Escrow account with NFS	$ 28,248	$ 28,220
IRS fiscal year-end S corporation required payment	-	16,263
Other	-	1,327
Total Other Assets - Exhibit A	$ 28,248	$ 45,810

11. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

12. Noncash Investing and Financing Activity

Noncash investing and financing activity is as follows:

	2010	2009
Reduction in loan to related party in lieu of cash dividend	$441,637	$ -

13. Reclassification

Certain reclassifications have been made to 2009 financial statement presentation to correspond to the current year's format. Total equity and net loss are unchanged due to these reclassifications.

MEANS INVESTMENT COMPANY, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2010

Net Capital Computation	
Stockholder's equity - Exhibit A	$ 3,045,218
Deduct: Non-allowable assets	
Investment in unconsolidated subsidiary	(73,021)
Other investments	(20,162)
Property and equipment, net	(184,773)
Receivable from employee and other non-trade	(90,778)
Haircuts on securities positions	(364,027)
Net Capital	$ 2,312,457
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 96,766
Total Aggregate Indebtedness	$ 96,766
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	2,062,457
Total Net Capital	$ 2,312,457
Ratio: Aggregate Indebtedness to Net Capital	0.04

MEANS INVESTMENT COMPANY, INC.
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2010

Net Capital - As reported in the Company's Part II (unaudited) FOCUS report	$ 2,178,269
Audit adjustments - Net increase in non-allowable assets	860
Audit adjustments - Net increase in stockholder's equity	129,414
Decrease in haircuts on securities due to increase in net capital	3,914
Net Capital - Audited	$ 2,312,457

Reconciliation to the Company's Part II (Unaudited) FOCUS Report

The increase of $129,414 in stockholder's equity is principally comprised of the following:

Recognition of deferred income tax benefit	$ 162,000
Increase in compensation	(30,000)
Income from unconsolidated subsidiary and investment	6,162
Increase in commission revenue	3,185
Increase in accrued expenses	(6,045)
Increase in depreciation expense	(5,691)
Other adjustments	(197)
	$ 129,414

The increase in non-allowable assets is the result of recording the equities of an unconsolidated subsidiary and a real estate investment, increase in depreciation and correction of other receivables.



Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

Independent Auditors' Report on Internal Control as Required by SEC Rule 17a-5

Stockholder
Means Investment Company, Inc.
Bangor, Maine

In planning and performing our audit of the financial statements of Means Investment Company, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BUILDING FINANCIAL RELATIONSHIPS
8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to the relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we considered to be material weaknesses as defined above.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate as of September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

November 19, 2010
Hampden, Maine

MEANS INVESTMENT COMPANY, INC.

FINANCIAL AND OPERATING REPORTS

SEPTEMBER 30, 2010


HEC
CPA

MEANS INVESTMENT COMPANY, INC.

AGREED-UPON PROCEDURES REPORT

SEPTEMBER 30, 2010


SEC MAIL
RECEIVED
PROCESSING
NOV 3 0 2010
SECTION
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Avenue
(No. and Street)

Bangor	ME	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul B. Means — 207-947-6763 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haverlock, Estey & Curran, LLC
(Name – *if individual, state last, first, middle name*)

8 Commerce Court	Hampden	ME	04444
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ *Accountant not resident in United States or any of its possessions.*

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul B. Means, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Investment Co., Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
Means Investment Company, Inc.
Bangor, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Means Investment Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Department of State, Bureau of Securities Regulation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective checks issued and general ledger account posting noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the fiscal year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fiscal year ended September 30, 2010 noting no differences;

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

4. Provide the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Haverlock, Estey + Curran
HAVERLOCK, ESTEY & CURRAN

November 29, 2010
Hampden, Maine

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027458 FINRA SEP
MEANS INVESTMENT CO INC
802 STILLWATER AVE
BANGOR ME 04401-3614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 952.84

B. Less payment made with SIPC-6 filed (exclude interest) (452.50)
5/14/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 500.34

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 500.34

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 500.34

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Means Investment Co Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of November, 2010.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/09, 20__
and ending 9/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,289,614.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,289,614.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	665,137.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	233,830.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	9510.80
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	908,477.80
2d. SIPC Net Operating Revenues	$ 381,136.20
2e. General Assessment @ .0025	$ 952.84

(to page 1, line 2.A.)